Exhibit 99.1

PERION EXTENDS AND ENHANCES 3 YEARS AGREEMENT WITH BING

Extended Agreement Through 2020, Bolstering The Relationship Between Perion and Microsoft’s search engine, Bing

Tel Aviv & New York – October 26, 2017 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in advertising solutions for brands and publishers, today announced that it is extending its relationship with Microsoft’s search engine, Bing. Perion announced an extended agreement through 2020, bolstering the relationship between Perion and Bing, expanding Perion’s reach within the search ecosystem. The agreement covers distribution across both desktop and mobile.

Doron Gerstel, Perion’s CEO commented, “Perion is committed to growing its search business, and Microsoft and Perion have maintained a mutually productive strategic relationship. This enhanced agreement is designed to expand Perion’s reach into the search space, providing additional growth opportunities for us, and enabling us to continue providing comprehensive search solutions to new and existing publishers around the world. This extension, which is the first major agreement under Mike Glover, our new Search division General Manager, fortifies Perion’s Search Business division and strengthens our position within the Search industry.”

Mike Glover, Perion’s General Manager of the Search division, added, “The extension of our agreement ensures that Perion will continue to provide its publisher partners, and their consumers, a leading search and monetization solution.  We look forward to a deeper integration of our products and platforms with Bing’s capabilities to provide innovative features and experiences.”

About Perion Network Ltd.
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
Perion.Investor.Relations@perion.com
Source: Perion Network Ltd.